June 13, 2012

Jonathan Groff

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Seville Ventures Corp.

Amendment No.1 to Registration Statement on Form S-1

Filed May 25, 2012

File No. 333-179882

Dear Mr. Groff:

Seville Ventures Corp., a Nevada corporation (the “Company”), has received and reviewed your letter of May 31, 2012, pertaining to the Company’s Amended Registration Statement on Form S-1/A (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on May 25, 2012.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated May 31, 2012.

 Management’s Discussion And Analysis, page 35

 Liquidity And Capital Resources, page 35

1.

Update this section to disclose the material terms of the May 25, 2012 promissory note with World Rider, Ltd and file the note as an exhibit to the registration statement. Tell us whether this obligation affects the availability and use of funds from the offering and revise your disclosure if necessary.

RESPONSE:  We have revised the Filing as requested and have incorporated therein by reference the Promissory Note filed as Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on May 29, 2012.

Risk Factors, page 8

Risks Related To The Offering, page 8

Shares of our Common Stock that have not been registered under the Securities Act of 1933…, page 8

2.

We note your response to comment 2 from our letter dated March 21, 2012. Revise the last sentence of the first paragraph of this risk factor to clarify that Rule 144 is not available at all if less than 12 months have elapsed since the company ceases being a shell. In addition, revise the heading to make clear only shares sold pursuant to this registration statement may be resold until the restrictions imposed upon the company due to it being classified as a shell company have ended.

RESPONSE:   We have revised the Filing to include the following language:

“Shares of our Common Stock that have not been registered under the Securities Act of 1933, as amended, regardless of whether such shares are restricted or unrestricted, are subject to resale restrictions imposed by Rule 144, including those set forth in Rule 144(i) which apply to a “shell company.”  Until the resale restrictions imposed upon the Company under Rule 144(i), by virtue of the Company being classified as a shell company, have ended, only shares sold pursuant to this Registration Statement may be resold.  In addition, any shares of our Common Stock that are held by affiliates, including any received in a registered offering, will be subject to the resale restrictions of Rule 144(i).

5481 North River Road

Byron, IL 61010

Pursuant to Rule 144 of the Securities Act of 1933, as amended (“Rule 144”), a “shell company” is defined as a company that has no or nominal operations; and, either no or nominal assets; assets consisting solely of cash and cash equivalents; or assets consisting of any amount of cash and cash equivalents and nominal other assets. As such, we are a “shell company” pursuant to Rule 144, and as such, sales of our securities pursuant to Rule 144 are not able to be made until 1) we have ceased to be a “shell company”; 2) we are subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; 3) have filed all of our required periodic reports for at least the previous one year period prior to any sale pursuant to Rule 144; and 4) a period of at least twelve months has elapsed from the date “Form 10 information” has been filed with the Commission reflecting the Company’s status as a non-“shell company.” If less than 12 months has elapsed since the Company ceases being a “shell company”, Rule 144 will not available at all to the Company.

Therefore, any restricted securities we sell in the future or issue to consultants or employees, in consideration for services rendered or for any other purpose, will have no liquidity until and unless such securities are registered with the Commission and/or until a year after we cease to be a “shell company” and have complied with the other requirements of Rule 144, as described above. As a result, it may be harder for us to fund operations and pay consultants or employees with our securities instead of cash. Furthermore, it will be harder for us to raise funding through the sale of debt or equity securities unless we agree to register such securities with the Commission, which could cause us to expend additional resources in the future. Our status as a “shell company” could prevent us from raising additional funds, engaging consultants and employees, and using our securities to pay for any acquisitions (although none are currently planned), which could cause the value of our securities, if any, to decline in value or become worthless. Lastly, any shares held by affiliates, including shares received in any registered offering, will be subject to the resale restrictions of Rule 144(i).”

In connection with the Company’s responding to the comments set forth in the May 31, 2012 letter, the Company acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

Seville Ventures Corp.

/s/ Kevin Hall

By: Kevin Hall

Title:  President and Chief Executive Officer

5481 North River Road

Byron, IL 61010